SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EDEN Bioscience Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Options Under the EDEN Bioscience Corporation 1995 Combined Incentive and
Nonqualified Stock Option Plan and the EDEN Bioscience Corporation 2000 Stock Incentive Plan
to Purchase Common Stock, Par Value $.0025 Per Share
(Title of Class of Securities)

27944510
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Bradley S. Powell	Copy to:
Chief Financial Officer, Interim President and Secretary	Andrew Bor
EDEN Bioscience Corporation	Perkins Coie LLP
3830 Monte Villa Parkway	1201 Third Avenue, 48th Floor
Bothell, WA 98021-6942	Seattle, WA 98101
425-806-7300	206-583-8500

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$1,707,290	$342

*	For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 1,421,768 shares of EDEN Bioscience Corporation common stock, par value $.0025 per share, having an aggregate value of $1,707,290 as of June 14, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender-offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
           Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet

     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated June 17, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information

     (a)  The name of the issuer is EDEN Bioscience Corporation, a Washington Corporation (the “Company”), and the address of its principal executive office is 3830 Monte Villa Parkway, Bothell, Washington 98021-6942, Telephone: 425-806-7300. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning EDEN Bioscience Corporation”) is incorporated herein by reference.

     (b)  This Tender Offer Statement on Schedule TO (this “Schedule TO”), relates to an offer by the Company to exchange certain options held by current U.S. employees and officers of the Company or its subsidiaries, except the Chief Financial Officer and Interim President, that are outstanding under the Company’s 1995 Combined Incentive and Nonqualified Stock Option Plan (the “1995 Plan”) and the Company’s 2000 Stock Incentive Plan (the “2000 Plan” and together with the 1995 Plan, the “Stock Option Plans”) to purchase shares of the Company’s common stock, par value $.0025 per share, for new options that will be granted under the 2000 Plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Options granted to employees and officers in October and November of 2001, other than any options granted during such time period expressly in connection with an employee’s or officer’s promotion, with an exercise price of $7.00 per share must be tendered by the holder for cancellation in order to participate in the Offer as to any other options but are not eligible for exchange. Directors of the Company are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 7 (“Price Range of Common Stock Underlying the Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c)  There is no established trading market for the subject options described under Item 2(b) above. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     (a)  The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction

     (a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Making an Election and Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements

     (e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     (a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

     (a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

     (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company

     (a)  Not applicable.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

     (a)  Not applicable.

Item 10. Financial Statements

     The information set forth in the Offer to Exchange under Section 9 (“Information Concerning EDEN Bioscience Corporation”), Section 16 (“Additional Information”), Section 17 (“Forward Looking Statements; Miscellaneous”) and the financial information included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, particularly pages 26 through 49, and in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002, particularly pages 2 through 12, is incorporated herein by reference.

Item 11. Additional Information

     Not applicable.

Item 12. Exhibits

(a)(1)(A)	Offer to Exchange dated June 17, 2002.
(a)(1)(B)	Form of Election Form.
(a)(1)(C)	Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(1)(E)	E-mail communication to EDEN Bioscience Corporation employees, dated June 17, 2002.
(a)(1)(F)	Press release by EDEN Bioscience Corporation, dated June 17, 2002.
(a)(5)(A)	EDEN Bioscience Corporation Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002 and incorporated herein by reference.
(a)(5)(B)	EDEN Bioscience Corporation Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Securities and Exchange Commission on April 26, 2002 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	EDEN Bioscience Corporation 1995 Combined Incentive and Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.3 to EDEN’s Registration Statement on Form S-1, as amended (Commission File No. 333-41028), initially filed with the SEC on July 7, 2000).

(d)(2)	EDEN Bioscience Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to EDEN’s Registration Statement on Form S-1, as amended (Commission File No. 333-41028), initially filed with the SEC on July 7, 2000).
(d)(3)	Form of Stock Option Agreement pursuant to the EDEN Bioscience Corporation 1995 Combined Incentive and Nonqualified Stock Option Plan.
(d)(4)	Form of Stock Option Agreement pursuant to the EDEN Bioscience Corporation 2000 Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDEN Bioscience Corporation

Date: June 17, 2002
/s/ BRADLEY S. POWELL
Bradley S. Powell Chief Financial Officer, Interim President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange dated June 17, 2002.
(a)(1)(B)	Form of Election Form.
(a)(1)(C)	Form of Letter to Eligible Option Holders Regarding Offer.
(a)(1)(D)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
(a)(1)(E)	E-mail communication to EDEN Bioscience Corporation employees, dated June 17, 2002.
(a)(1)(F)	Press release by EDEN Bioscience Corporation, dated June 17, 2002.
(a)(5)(A)	EDEN Bioscience Corporation Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002 and incorporated herein by reference.
(a)(5)(B)	EDEN Bioscience Corporation Quarterly Report on Form 10-Q for the three months ended March 31, 2002, filed with the Securities and Exchange Commission on April 26, 2002 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	EDEN Bioscience Corporation 1995 Combined Incentive and Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.3 to EDEN’s Registration Statement on Form S-1, as amended (Commission File No. 333-41028), initially filed with the SEC on July 7, 2000).

(d)(2)	EDEN Bioscience Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to EDEN’s Registration Statement on Form S-1, as amended (Commission File No. 333-41028), initially filed with the SEC on July 7, 2000).
(d)(3)	Form of Stock Option Agreement pursuant to the EDEN Bioscience Corporation 1995 Combined Incentive and Nonqualified Stock Option Plan.
(d)(4)	Form of Stock Option Agreement pursuant to the EDEN Bioscience Corporation 2000 Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.